A & G Collective LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A & G Collective LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 29, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	221,548	412,299
Loans to Shareholder	303,144	-
Other Receivable	-	19,697
Inventory	4,845	10,474
Total Current Assets	529,537	442,470
Non-current Assets		
Furniture and Fixtures, Equipment, Truck, and Leasehold Improvements, net of Accumulated Depreciation	46,972	63,738
Right Of Use Assets: Real Estate and Vehicle	343,981	372,920
Total Non-Current Assets	390,953	436,658
TOTAL ASSETS	920,490	879,128
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	31,485	25,503
Other Liabilities	16,650	7,875
Notes Payable - Related Party	7,121	9,680
SBA Loan - Short Term Portion	33,500	13,322
Lease Liability - Short Term Portion	45,300	37,848
Total Current Liabilities	134,057	94,227
Long-term Liabilities		
Notes Payable - Related Party	93,699	100,820
SBA Loan - Long Term Portion	285,048	318,548
Lease Liability - Long Term Portion	317,226	349,838
Total Long-Term Liabilities	695,973	769,206
TOTAL LIABILITIES	830,030	863,434
Commitments and Contingencies (See Note 4)		
EQUITY		
Member's Distributions	(103,021)	(50,380)
Retained Earnings	193,481	66,074
Total Equity	90,460	15,694
TOTAL LIABILITIES AND EQUITY	920,490	879,128

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	2,022,783	1,566,985
Cost of Revenue	542,992	438,351
Gross Profit	1,479,791	1,128,634
Operating Expenses		
Advertising and Marketing	246	706
General and Administrative	1,155,613	909,291
Research and Development	709	3,392
Rent and Lease	104,175	94,619
Depreciation	49,575	40,898
Total Operating Expenses	1,310,318	1,048,906
Operating Income	169,473	79,728
Other Income		
Interest Income	620	1,085
Other	-	1,298
Total Other Income	620	2,383
Other Expense		
Interest Expense	42,686	-
Total Other Expense	42,686	-
Earnings Before Income Taxes	127,407	82,111
Provision for Income Tax Expense/(Benefit)	-	-
Net Income	127,407	82,111

Statement of Changes in Member Equity

	Member Capital $ Amount	Retained Earnings/(Accumulated Deficit)	Total Member Equity
Beginning Balance at 1/1/2023	4,205	(16,036)	(11,831)
Capital Distributions	(54,585)	-	(54,585)
Net Income (Loss)	-	82,111	82,111
Ending Balance 12/31/2023	(50,380)	66,074	15,694
Capital Distributions	(52,641)	-	(52,641)
Net Income (Loss)	-	127,407	127,407
Ending Balance 12/31/2024	(103,021)	193,481	90,460

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income	127,407	82,111
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	49,575	40,898
Accounts Payable and Accrued Expenses	5,982	(14,986)
Inventory	5,629	1,464
Other Receivable	19,697	(19,697)
Operating Lease Liability	3,778	14,766
Other Liabilities	8,776	3,740
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	93,437	26,186
Net Cash provided by (used in) Operating Activities	220,844	108,296
INVESTING ACTIVITIES		
Fixed Assets	(32,810)	(29,606)
Loans to Shareholder	(303,144)	-
Net Cash provided by (used by) Investing Activities	(335,954)	(29,606)
FINANCING ACTIVITIES		
Repayment of Notes Payable - Related Party	(9,680)	(45,431)
Proceeds from/ (Repayment of) SBA Loan	(13,322)	331,870
Repayment of Notes Payable	-	(6,348)
Member's Distributions	(52,640)	(54,585)
Net Cash provided by (used in) Financing Activities	(75,642)	225,506
Cash at the beginning of period	412,299	108,103
Net Cash increase (decrease) for period	(190,752)	304,197
Cash at end of period	221,547	412,299

A & G Collective LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

A & G Collective LLC ("the Company") was formed in California on March 11, 2021. The company earns revenue as a full-service restaurant serving pizza, beer & wine. The company is located in Berkeley, California. The customers are located in the local area. The company will conduct a crowdfunding campaign to raise capital for a second location.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is selling food and beverage directly to consumers in-store. The customer payments are collected at the time of service. Revenue is recognized at the time of service.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Equipment & Truck	3	124,738	(114,091)	-	10,646
Furniture & Fixtures	7	37,731	(32,346)	-	5,385
Leasehold Improvements	15	39,084	(8,144)	-	30,941
Grand Total	**-**	**201,553**	**(154,581)**	**-**	**46,972**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, the Company had an outstanding note receivable to a shareholder in the amount of $303,144. The note bears interest at 5% per annum and requires monthly payments of $4,464 beginning October 1, 2025. The note matures on May 1, 2032, at which time all remaining principal and interest are due. The note is unsecured and may be prepaid at any time without penalty.

In March 2021, the Company entered into a loan agreement with a related party totaling $200,000 with an interest rate of 5% and a maturity date of December 2026. Minimum monthly payments of $500 are required. The balance of this loan was $110,500 and $ 100,820 as of December 31, 2023 and 2024, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Leases</u>

The Company entered into a 39-month non-cancelable operating lease for a vehicle beginning November 5, 2024. The lease requires monthly payments of $376 and includes a disposition fee of $350 due at lease end. The lease includes an option to purchase the vehicle at the end of the term for $30,815. Total payments under the lease are expected to be $19,629. A capitalized cost reduction of $4,624 was paid at lease inception. The lease does not transfer ownership nor contain a bargain purchase option and is therefore classified as an operating lease under ASC 842.

The Company entered into a non-cancelable operating lease for commercial real estate with a term of 5 years and 2 months, commencing on the earlier of 60 days following receipt of building permits or the opening of business operations. Base rent is $4,225 per month, increasing 3% annually on the anniversary of the commencement date. The Company is also responsible for its share of common area operating expenses and provided a $4,225 security deposit.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**December 31, 2024**
Operating lease expense	116,977
Variable lease expense	-
Total	116,977

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	107,820
ROU assets obtained in exchange for new operating lease liabilities	13,343
Weighted-average remaining lease term in years for operating leases	6.53
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	**Operating**
2025-12	60,468
2026-12	62,144
2027-12	63,876
2028-12	61,144
2029-12	62,976
Thereafter	108,972
Total undiscounted cash flows	419,580
Less: present value discount	(57,055)
Total lease liabilities	362,525

NOTE 5 – LIABILITIES AND DEBT

In December 2023 the Company entered into an SBA loan agreement totaling $335,000. This note matures in 2033. This initial rate is the Prime Rate in effect on the first business day of the month in which SBA received the loan application, plus 2.75% or 11.25%. Borrower must pay principal and interest payments of $4,709 every month, beginning February 2, 2024.The balance of the loan was $318,549 in December 2024.

See Note 3 – Related Party Transactions for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	40,621
2026	127,199
2027	33,500
2028	33,500
2029	33,500
Thereafter	151,048

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit owned by two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 29, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.